SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Press Release of April 26, 2010 — Coca-Cola Hellenic recognized as a leader in CSR reporting.

Press Release of April 29, 2010 — Announcement of Results for the three months ended 2 April 2010.

Coca-Cola Hellenic recognised as a leader in CSR reporting

Athens, Greece — 26 April 2010 — Coca-Cola Hellenic Bottling Company (Coca-Cola Hellenic, the Company) announces that a coalition of global investors from 13 countries has commended the Company for its leadership in reporting on environmental, social and corporate governance (ESG) activities.  The coalition of investors also praised the Group for producing a “high quality sustainability report deemed useful for investors” in 2009. A full list of all companies included in the engagement can be found at www.unpri.org/files/GCresults09.pdf.

The investment group members, who manage more than US$2.1 trillion of assets, are all signatories to the United Nations-backed Principles for Responsible Investment Initiative (PRI) which supports the sustainable development goals of the United Nations Global Compact (UNGC).

In assessing the 2009 reporting performances of publicly listed UNGC companies, the global investors judged only 44 out of 130 to be leaders qualifying for Notable status on their Communications on Progress. For a full list of companies, visit www.unpri.org/files/leaders2010.pdf.

Coca-Cola Hellenic has been recognised as a Notable Reporter by the UNGC every year since 2005, and is the only Greek-based company to achieve leadership status.

Coca-Cola Hellenic is a signatory of the UNGC, a strategic policy initiative for businesses that are committed to aligning their operations and strategies with ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption.

The Company’s Croatian operation was one of the first in the non-alcoholic beverage industry to publish a CSR report in line with the principals of the Global Reporting Initiative in 2003. Today, the Company is listed as one of the top five beverage companies in the world by the Sustainability Yearbook 2010 published by SAM sustainability management and PricewaterhouseCoopers.

Coca-Cola Hellenic will publish its 2009 report, Towards Sustainability, on Monday 3rd May, a copy of which will be available on the company’s website www.coca-colahellenic.com.

ENQUIRIES

George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email : george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

About Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society.  This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London Stock Exchange (LSE: CCB). Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com

RESULTS FOR THE THREE MONTHS ENDED 2 APRIL 2010

FIRST QUARTER 2010 HIGHLIGHTS

•                  Free Cash Flow of €65 million for the first quarter of 2010, an increase of €56 million compared to the prior year period.

•                  Volume of 431 million unit cases, 2% below the first quarter of 2009. Net sales revenue of €1,377 million, stable compared to the prior year period.

•                  On a comparable basis, operating profit (EBIT) of €52 million, 26% above the prior year period.

•                  On a comparable basis, net profit of €25 million, compared to €7 million in the prior year period, and earnings per share of €0.07, compared to €0.02 in the prior year period.

Note: For the definition of comparable basis refer to ‘Reconciliation of Reported to Comparable Financial Indicators’ below.

Doros Constantinou, Chief Executive Officer of Coca-Cola Hellenic, commented:

“We improved profitability in the quarter, primarily reflecting the benefit from earlier cost cutting programmes and the favourable effect of currency movements. This result was achieved amidst a challenging economic environment, with weak consumer sentiment and uncertain financial markets continuing to adversely affect consumer spending across several of our markets. This led to a further volume decline in the quarter, however, the rate of decline slowed compared with the prior quarter.

We are encouraged by some early signs of stabilisation in key countries, particularly across our emerging and developing markets. We remain cautious, however, given that the first quarter is seasonally less significant for our business and economic conditions continue to deteriorate in some countries.

Our focus on cash flows continues to yield results for our business, while ongoing financial discipline is expected to support profitability over the balance of the year. While we expect the pace of recovery across our markets to be uneven, we remain confident in our ability to effectively execute our strategy in the market place for long-term growth.”

Reconciliation of Reported to Comparable Financial Indicators

Group Financial Results	First quarter 2010			First quarter 2009
(numbers in € million except per share data)	EBIT(1)	Net profit(2)	EPS	EBIT(1)	Net profit(2)	EPS
Reported	51.9	25.4	0.07	36.8	1.9	0.01
Restructuring costs	—	—	—	9.6	7.7	0.02
Other items	—	—	—	(5.2)	(2.4)	(0.01)
Comparable	51.9	25.4	0.07	41.2	7.2	0.02

(1)      Operating profit or EBIT refers to profit before tax excluding finance income / (costs) and share of results of equity method investments.

(2)         Profit after tax attributable to owners of the parent.

In order to enhance the comparability and understanding of our financial information, items of an exceptional nature are eliminated from reported financial indicators to arrive at a comparable basis. Financial indicators presented on a comparable basis exclude the recognition of restructuring costs incurred in 2009 and the insurance payments received in 2009 in respect of damage sustained at our Nigerian operation in 2008.

Group Operational Review

Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or ‘we’ or the ‘Group’) achieved comparable earnings per share of €0.07 in the first quarter of 2010, compared to €0.02 in the prior year period. Unit case volume declined 2% in the quarter, representing a volume improvement compared with the fourth quarter of 2009 where volumes declined by 8%. The earlier timing of promotional activity ahead of the Easter holiday period had a positive impact on sales volumes in the first quarter.

In the first quarter, despite signs of economic stabilisation in a few markets, the non-alcoholic ready-to-drink category continued to be adversely impacted by depressed consumer confidence, high levels of unemployment, ongoing tight credit market conditions and the introduction of government-imposed austerity measures in several countries.

In terms of category performance, sparkling beverages volumes declined by 2% in the quarter, with a 1% increase in sales of Coca-Cola trademarked products more than offset by volume declines of Fanta and Sprite branded products. Strong outlet-level activation and promotional activities contributed to 5% volume growth of our Coke Zero brand in the quarter. Volume in the combined water and still beverage category declined 4% in the quarter, with a low-single digit percentage decline in water and low-double digit declines in ready-to-drink tea and juices. We continue to address changing consumers’ preferences and tastes with the introduction of new products, flavours and packaging variants. In the quarter, we launched a range of new flavours and packages under the Fanta, Nestea, Römerquelle Emotion and Rich brands. We continued to maintain or gain share of the non-alcoholic ready-to-drink category in several of our key markets, supported by increased marketing investment in the quarter. With consumer incomes remaining under pressure in several markets, we continue to witness challenging trading conditions across our immediate consumption channels. This contributed to a decline in sales of higher margin single-serve packages of 5% in the quarter.

Net sales revenue was stable in the quarter, with a 2% decline in volumes offset by a 2% benefit from foreign exchange rate movements, primarily reflecting the strengthening of the Polish zloty, Hungarian forint, Romanian leu and Russian rouble against our reporting currency, the euro. In the quarter, comparable operating income increased by 26%, as lower volumes, higher marketing spend and negative channel and package mix were more than offset by favourable currency movements, increased pricing, lower commodity costs and the benefit of prior year cost savings. This led to an increase in comparable operating profit margins from 3.0% to 3.8% in the quarter.

In the quarter, Coca-Cola Hellenic’s profitability benefited from earlier cost saving and restructuring initiatives. We continue to identify further cost saving opportunities that we expect will support the long-term competitiveness and efficiency of our operations. In addition, increased operating profit and reduced capital expenditure contributed to strong free cash flow of €65 million in the first quarter of 2010, representing an increase of €56 million compared with the prior year quarter.

On 1 January 2010, our SAP ‘Wave 2’ initiative was successfully rolled-out in Italy, Greece, Bulgaria and Cyprus. This follows the implementation of a pilot SAP programme in the Czech Republic and Slovakia at the beginning of 2008. The roll-out of SAP is a multi-year project and is expected to offer us enduring competitive advantages by facilitating closer functional integration, enhance our commercial capabilities and improve overall customer service levels.

Operational Review by Reporting Segments

Established markets

	First quarter	First quarter	%
	2010	2009	Change
Volume (million unit cases)	155.4	164.3	-5%
Net sales revenue (€ million)	624.2	653.6	-4%
Operating profit (EBIT in € million)	43.4	36.3	20%
Comparable operating profit (EBIT in € million)	43.4	43.2	—

•                  Unit case volume in the established markets segment declined by 5% in the quarter, cycling organic 1% growth in the comparable prior year period.

•                  Volume in Greece declined by mid-teen percentage points in the first quarter as consumer confidence and spending declined following the announcement of another set of planned government austerity measures in response to the deepening economic crisis in the country. We expect the trading environment in Greece to remain highly challenging throughout 2010 with declining real wages and high unemployment expected to impede spending in the non-alcoholic ready-to-drink category.

•                  Volume in Italy declined by mid-single digit percentage points following reduced consumer spending in the immediate consumption channels and a different phasing of promotional activities compared with the first quarter of 2009, which adversely impacted volumes sold to larger-format retail outlets. As a result of this predominately timing-related volume impact, we expect our performance in the country to normalise through the balance of year. We achieved solid profit growth in Italy in the quarter, as we realised further benefits from our acquisition of the Socib business.

•                  Volume in Ireland declined by mid-single digit percentage points in the first quarter. Economic conditions remain highly challenging in the country, with the recent austerity measures introduced by the government leading to reduced discretionary spending by consumers. However, the benefit of earlier cost saving initiatives and restructuring activities undertaken in the country supported higher profitability in Ireland in the first quarter.

•                  In Switzerland, volume growth was in the mid-single digits in the first quarter, reflecting a more stable economic environment and the successful listing of our Cola-Cola branded products in the largest supermarket chain in the country. This contributed to a notable increase in our share of the sparkling beverage category in the quarter.

•                  The established markets segment contributed €43 million to the Group’s comparable EBIT for the first quarter of 2010, which was flat compared to the prior year period. The benefits of increased pricing, the realisation of previous cost savings and lower raw material costs offset negative package and channel mix.

Developing markets

	First quarter	First quarter	%
	2010	2009	Change
Volume (million unit cases)	79.8	78.6	2%
Net sales revenue (€ million)	230.6	225.3	2%
Operating profit / (loss) (EBIT in € million)	0.9	(8.0)	>100%
Comparable operating profit / (loss) (EBIT in € million)	0.9	(7.2)	>100%

•                  Unit case volume in the developing markets segment increased by 2% in the first quarter of 2010, cycling growth of 2% in the comparable prior year period.

•                  Net sales revenue increased 2% in the quarter as the benefit of higher volumes and a positive foreign currency impact were partially offset by negative product and channel mix.

•                  Volume growth in Poland was in the low-single digits in the first quarter, cycling high-single digit growth in the comparable prior year period. This volume performance was driven by mid-single digit growth in the sparkling beverage category following the successful implementation of promotional activity for Coca-Cola branded products leading up to the Easter holiday period.

•                  Volume growth in Hungary was in the low-single digits in the first quarter, cycling a low-single digits decline in the comparable prior year period. The volume performance in the quarter benefited slightly from the earlier phasing of promotional activities leading up to the Easter holiday period. Consumer spending in the immediate consumption channel continued to be adversely impacted in the quarter by the difficult economic environment. With economic forecasts for further GDP contraction in 2010 in Hungary and unemployment remaining at high levels, we expect trading conditions to remain challenging.

•                  Volume growth in the Czech Republic was in the low-single digits in the first quarter, representing a significant sequential improvement from the fourth quarter of 2009 where volumes in percentage terms declined in the low teens. The volume performance was driven by mid-single digit growth in the sparkling beverage category, led by double-digit growth of brand Coca-Cola which benefited from strong outlet activation and promotional support.

•                  The developing markets segment contributed €1 million to the Group’s comparable EBIT for the first quarter of 2010 compared with a loss of €7 million in the prior year period. The improved operating profit in the quarter reflects the combined benefits of higher volumes, positive currency movements and a reduction in operating expenses and commodity costs, which were only partly offset by negative package and category mix.

Emerging markets

	First quarter	First quarter	%
	2010	2009	change
Volume (million unit cases)	195.9	197.9	-1%
Net sales revenue (€ million)	522.2	495.4	5%
Operating profit (EBIT in € million)	7.6	8.5	-11%
Comparable operating profit (EBIT in € million)	7.6	5.2	46%

•                  Unit case volume in the emerging markets segment declined by 1% in the first quarter of 2010, cycling a decline of 2% in the comparable prior year period.

•                  Net sales revenue increased by 5% in the first quarter as higher pricing and a positive currency impact was only partly offset by negative product and channel mix.

•                  Volume in Russia declined by low-single digits percentage points in the first quarter, cycling a decline in the mid-teens in the comparable prior year period. This performance reflects a significant sequential unit case volume improvement from the fourth quarter of 2009. In the quarter, we introduced new packaging and flavour innovations for the Coca-Cola, Fanta and Rich brands as we invest together with The Coca-Cola Company to secure our long-term growth in Russia. We believe that such innovation combined with our traditionally strong outlet execution enabled us to further extend our leadership in the non-alcoholic ready-to-drink category in the quarter, versus our nearest competitor.

•                  Volume growth in Nigeria was in the mid-single digits in the first quarter, cycling double-digit growth in the prior year period. Our volumes in the quarter benefited from new packaging innovation, increased outlet coverage and a more stable political environment in Nigeria. In the quarter, volume in the sparkling beverage and water categories increased by mid-single digit percentage points and juice achieved significant growth from increased capacity and innovation in the category.

•                  Volume in Romania declined by low-single digit percentage points in the first quarter, representing a strong sequential volume improvement versus the fourth quarter of 2009. The economic environment in Romania continues to remain highly challenging with unemployment rising. This has resulted in continued volume pressure in the immediate consumption channel. Sales in the future consumption channel were supported by above-the-line marketing investment and increased promotional support for Coca-Cola trademarked products.

•                  Volume growth in Ukraine was in the low-single digits in the quarter. Sparkling beverage growth was supported by the successful introduction of a new slim can package for Coca-Cola, Fanta and Sprite branded products in the quarter, while juice achieved another solid quarter of double-digit growth following increased distribution and new flavour innovations under the Rich brand.

•                  The emerging markets segment contributed €8 million to the Group’s comparable EBIT for the first quarter of 2010, which was 46% above the comparable prior year period. The benefit of higher pricing and a slight positive currency impact more than offset lower volumes, increased commodity costs, and negative channel and package mix.

Business Outlook

In the first quarter, we continued to witness difficult trading conditions across several of our markets, reflecting the ongoing challenging economic environment. With the underlying health of economies across our country portfolio varying, we expect that the timing and degree of economic recovery will differ across our markets. While consensus estimates that indicate economic growth may return in many European countries in 2010, we expect growth in the non-alcoholic ready-to-drink category to lag this GDP growth. Although we are encouraged by some early signs of economic stabilisation in a few of our markets, we still expect our overall trading performance over the next few quarters to be impacted by high prevailing unemployment levels and low consumer confidence in some of our key countries. In particular, we are concerned about the deteriorating economic environment in Greece and are closely monitoring developments in the country. As communicated previously, based on anticipated economic developments across our territory, we expect our volume and comparable operating profit results to be more weighted towards the second half of the year.

Our focus on effective brand marketing, promotional programmes and quality outlet execution will continue to support our goal of achieving further share gains in the non-alcoholic ready-to-drink beverage category. Our business strategy remains focused on delivering improved operational effectiveness and building customer-centric capabilities to extend our market leadership positions. In particular, we plan to roll-out the SAP ‘Wave 2’ technology in other Group countries, which is expected to offer a significant competitive advantage for Coca-Cola Hellenic in the long-run.

As a result of the recent weakening of the euro versus the US dollar and higher oil prices, we now expect a slight increase in the cost of raw materials (price and currency impact combined) versus our earlier expectation for commodities to remain broadly stable.

The anticipated appreciation of local currencies (versus our euro reporting currency) across several of our developing and emerging markets in 2010 is now expected to provide a significant foreign exchange benefit to our operating results in 2010 (versus our earlier guidance for a slight positive benefit).

We will continue to maintain a tight focus on driving productivity improvements and reducing operating costs. In addition, we expect an incremental benefit to our operating profit in 2010 and in future years of approximately €30 million from restructuring initiatives already undertaken in 2009. With an ongoing commitment to managing the business for growth, we plan to increase our level of marketing spend over the next three years.

An ongoing Group-wide focus on better working capital management, the availability of sufficient production capacity over the medium-term and planned improvement in operating profit is expected to support continued strong cash flow generation over the current three-year business planning cycle. In the three-year period ending 2012, cumulative net capital expenditure is expected to be approximately €1.4 billion and free cash flow (operating cash flow net of capital expenditure) is expected to be approximately €1.5 billion. In addition, Coca-Cola Hellenic continues to benefit from a robust capital structure and good liquidity with no bond refinancing commitments until 2011.

Group Financial Review

	First quarter
	2010 € million	2009 € million	% Change
Volume in unit cases (in millions)	431.1	440.8	-2%
Net sales revenue	1,377.0	1,374.3	—
Cost of goods sold	(842.0)	(860.9)	-2%
Gross profit	535.0	513.4	4%
Total operating expenses	(483.1)	(476.6)	1%
Comparable operating expenses(1)	(483.1)	(472.2)	2%
Operating profit (EBIT)	51.9	36.8	41%
Comparable operating profit (EBIT)(1)	51.9	41.2	26%
Adjusted EBITDA(2)	144.6	130.8	11%
Comparable Adjusted EBITDA(1),(2)	144.6	133.1	9%
Net profit attributable to owners of the parent	25.4	1.9	>100%
Comparable net profit attributable to owners of the parent(1)	25.4	7.2	>100%
Basic earnings per share (in euro)	0.07	0.01	>100%
Comparable basic earnings per share (in euro)(1)	0.07	0.02	>100%

(1)          Refer to the ‘Reconciliation of Reported to Comparable Financial Indicators’ section above.

(2)   We define Adjusted EBITDA as operating profit before deductions for depreciation and impairment of property, plant and equipment (included both in cost of goods sold and in operating expenses), amortisation and impairment of and adjustments to intangible assets, stock option compensation and other non-cash items.

Net sales revenue

Net sales revenue per unit case increased by approximately 2% in the first quarter of 2010 compared to the prior year period. On a currency neutral basis, net sales revenue per unit case for the Group remained stable in the first quarter of 2010, compared to the prior year period. Net sales revenue per unit case for the established markets remained stable, whereas for the developing markets decreased by approximately 8% and for the emerging markets increased by approximately 4%, in each case on a currency neutral basis.

Cost of goods sold

Cost of goods sold decreased by approximately 2% in the first quarter of 2010, versus the prior year period. Cost of goods sold per unit case remained stable during the first quarter of 2010, versus the comparable prior year period, reflecting the benefit of earlier production cost efficiency initiatives and the foreign currency effects of a weaker euro during the quarter, compared to the prior year period.

Gross profit

Gross profit margins increased from 37.4% in the first quarter of 2009 to 38.9% in the first quarter of 2010. On a unit case basis, gross profit increased by approximately 7% in the first quarter of 2010, versus the prior year period. On a currency neutral basis, gross profit per unit case increased by approximately 3% in the first quarter of 2010, versus the prior year period.

Operating expenses

Total comparable operating expenses increased marginally by 2% in the first quarter of 2010, versus the prior year period. The increase in comparable operating expenses reflects an increase in marketing, warehouse and distribution costs and the impact of foreign exchange movements which was only partly offset by cost decreases achieved through earlier cost saving initiatives.

Operating profit (EBIT)

Comparable operating profit increased by 26% to €52 million in 2010 versus €41 million in the first quarter of 2009. Positive pricing along with reduced input costs and foreign currency benefits were partially offset by negative volume and channel and package mix and higher operating expenses, compared to the prior year period. The Group’s comparable operating margin increased by approximately 80 basis points in the first quarter of 2010 compared to the prior year period.

Tax

On a comparable basis, Coca-Cola Hellenic’s effective tax rate for the first quarter of 2010 was approximately 21% versus 30% in the prior year period. The Group’s effective tax rate varies quarterly based on the mix of taxable profits, non-deductibility of certain expenses, non-taxable income and other one off tax items across its territories.

Net profit

On a comparable basis, net profit was €25 million in the first quarter of 2010, compared to €7 million the prior year period, driven by lower finance costs.

Cash flow

Cash flow generated from operating activities decreased marginally by €7 million to €132 million in the first quarter of 2010, versus €139 million in the prior year period. Cash flow from operating activities net of capital expenditure was €65 million for the first quarter of 2010, compared to €9 million in the comparable prior year period.

Capital expenditure

Coca-Cola Hellenic’s capital expenditure, net of receipts from the disposal of assets, including principal repayments of finance lease obligations and excluding any insurance receipts in respect of fire damage at the Nigerian operation in 2008, amounted to €67 million in the first quarter of 2010, compared to €130 million in the prior year period.

Supplementary Information

The financial measures EBIT, Adjusted EBITDA, Capital Expenditure and Free Cash Flow are comprised of the following reported amounts in the condensed consolidated interim financial statements, as follows:

	First quarter
	2010 € million	2009 € million
Profit after tax	27.6	6.5
Tax charged to the income statement	7.5	4.3
Finance costs, net	17.0	25.3
Share of results of equity method investments	(0.2)	0.7
EBIT	51.9	36.8
Depreciation of property, plant and equipment	90.3	90.9
Amortisation and adjustments to intangible assets	0.9	1.3
Employee share options	1.5	1.8
Adjusted EBITDA	144.6	130.8
Losses on disposal of non-current assets	1.2	2.6
Decrease in working capital	15.4	15.5
Tax paid	(29.5)	(10.3)
Net cash from operating activities	131.7	138.6

Payments for purchases of property, plant and equipment	(52.6)	(108.2)
Principal repayments of finance lease obligations	(18.4)	(24.2)
Proceeds from sale of property, plant and equipment	3.8	2.6
Capital Expenditure	(67.2)	(129.8)

Net cash from operating activities	131.7	138.6
Capital expenditure	(67.2)	(129.8)
Free Cash Flow	64.5	8.8

Coca-Cola Hellenic

Coca-Cola Hellenic is one of the world’s largest bottlers of products of The Coca-Cola Company with annual sales of more than 2 billion unit cases. It has broad geographic reach with operations in 28 countries serving a population of approximately 560 million people. Coca-Cola Hellenic offers a diverse range of ready-to-drink non-alcoholic beverages in the sparkling, juice, water, sport, energy, tea and coffee categories. Coca-Cola Hellenic is committed to promoting sustainable development in order to create value for its business and for society. This includes providing products that meet the beverage needs of consumers, fostering an open and inclusive work environment, conducting our business in ways that protect and preserve the environment and contribute to the socio-economic development of our local communities.

Coca-Cola Hellenic’s shares are listed on the Athens Exchange (ATHEX: EEEK), with a secondary listing on the London (LSE: CCB) stock exchange. Coca-Cola Hellenic’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH). Coca-Cola Hellenic is included in the Dow Jones Sustainability and FTSE4Good Indexes. For more information, please visit www.coca-colahellenic.com.

Financial information in this announcement is presented on the basis of
International Financial Reporting Standards (‘IFRS’).

Conference call

Coca-Cola Hellenic will host a conference call with financial analysts to discuss the first quarter of 2010 financial results on 29 April 2010 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live, audio webcast of the call through Coca-Cola Hellenic’s website (www.coca-colahellenic.com).

Contact Information

Company contact: Coca-Cola Hellenic George Toulantas Investor Relations Director	Tel: +30 210 618 3255 email: george.toulantas@cchellenic.com

Panagiotis Vergis Investor Relations Associate	Tel: +30 210 618 3124 email : panagiotis.vergis@cchellenic.com

European press contact: Financial Dynamics London Greg Quine	Tel: +44 20 7269 7206 email: greg.quine@fd.com

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, our outlook for 2010 and future years, business strategy and the effects of our recent acquisitions, and restructuring initiatives on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of the consolidated financial statements included in this document, unless we are required by law to update these forward-looking statements, we will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in our expectations.

Condensed consolidated interim balance sheet (unaudited)

	Note	As at 2 April 2010 € million	As at 31 December 2009 € million
Assets
Intangible assets	4	1,905.4	1,874.1
Property, plant and equipment	4	3,034.9	2,961.3
Other non-current assets		236.8	212.9
Total non-current assets		5,177.1	5,048.3

Inventories		516.2	425.1
Trade and other receivables		1,111.6	1,091.4
Cash and cash equivalents	5	284.5	232.0
Total current assets		1,912.3	1,748.5
Total assets	3	7,089.4	6,796.8

Liabilities
Short-term borrowings	5	320.9	307.0
Other current liabilities		1,440.7	1,335.6
Total current liabilities		1,761.6	1,642.6

Long-term borrowings	5	2,137.8	2,100.6
Other non-current liabilities		419.0	457.7
Total non-current liabilities		2,556.8	2,558.3

Equity
Owners of the parent		2,664.8	2,493.2
Non-controlling interests		106.2	102.7
Total equity		2,771.0	2,595.9
Total equity and liabilities		7,089.4	6,796.8

The notes on pages 16 to 22 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim income statement (unaudited)

	Note	Three months to 2 April 2010 € million	Three months to 3 April 2009 € million
Net sales revenue	3	1,377.0	1,374.3
Cost of goods sold		(842.0)	(860.9)
Gross profit		535.0	513.4

Operating expenses		(483.1)	(472.2)
Restructuring costs	6	—	(9.6)
Other items	6	—	5.2
Total operating expenses		(483.1)	(476.6)

Operating profit	3	51.9	36.8

Finance income		1.3	4.1
Finance costs		(18.3)	(29.4)
Finance costs, net	7	(17.0)	(25.3)
Share of results of equity method investments		0.2	(0.7)
Profit before tax		35.1	10.8

Tax	8	(7.5)	(4.3)
Profit after tax		27.6	6.5

Attributable to:
Owners of the parent		25.4	1.9
Non-controlling interests		2.2	4.6
		27.6	6.5

Basic and diluted earnings per share (€)	9	0.07	0.01

The notes on pages 16 to 22 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of comprehensive income (unaudited)

	Three months to 2 April 2010 € million	Three months to 3 April 2009 € million
Profit after tax for the period	27.6	6.5

Other comprehensive income:
Available-for-sale financial assets:
Valuation (losses) / gains during the period	(0.2)	0.1
Cash flow hedges:
Amounts of losses during the period	(1.4)	(10.0)
Amounts of losses / (gains) reclassified to profit and loss for the period	1.4	(3.5)
Foreign currency translation	153.5	(144.3)
Share of other comprehensive income of equity method investments	1.0	(0.3)
Income tax relating to components of other comprehensive income	0.1	2.7
Other comprehensive income for the period, net of tax	154.4	(155.3)
Total comprehensive income for the period	182.0	(148.8)

Total comprehensive income attributable to:
Owners of the parent	177.0	(154.7)
Non-controlling interests	5.0	5.9
	182.0	(148.8)

The notes on pages 16 to 22 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim statement of changes in equity (unaudited)

	Attributable to owners of the parent
	Share capital € million	Share premium € million	Treasury shares € million	Exchange equalisation reserve € million	Other reserves € million	Retained earnings € million	Total € million	Non- controlling interests € million	Total equity € million
Balance as at 1 January 2009	182.7	1,665.0	—	(191.9)	366.7	818.2	2,840.7	90.1	2,930.8
Share-based compensation:
Options	—	—	—	—	1.8	—	1.8	—	1.8
Movement in treasury shares	—	—	—	—	(0.9)	—	(0.9)	—	(0.9)
Adoption of euro by Slovakia	—	—	—	(9.5)	—	9.5	—	—	—
Appropriation of reserves	—	—	—	—	0.6	(0.6)	—	—	—
Dividends	—	—	—	—	—	—	—	(2.2)	(2.2)
Total comprehensive income for the period, net of tax(1)	—	—	—	(145.9)	(10.7)	1.9	(154.7)	5.9	(148.8)
Balance as at 3 April 2009	182.7	1,665.0	—	(347.3)	357.5	829.0	2,686.9	93.8	2,780.7
Shares issued to employees exercising stock options	0.1	1.7	—	—	—	—	1.8	—	1.8
Share-based compensation:
Options	—	—	—	—	4.6	—	4.6	—	4.6
Movement in treasury shares	—	—	—	—	0.9	—	0.9	—	0.9
Shares repurchased	—	—	(16.6)	—	—	—	(16.6)	—	(16.6)
Capitalisation of share premium reserve	548.1	(548.1)	—	—	—	—	—	—	—
Expenses relating to the share capital increase (net of tax of €1.2m)	—	(4.8)	—	—	—	—	(4.8)	—	(4.8)
Return of capital to shareholders	(548.1)	—	1.7	—	—	—	(546.4)	—	(546.4)
Exchange equalisation reserve recycled to retained earnings	—	—	—	(30.1)	—	30.1	—	—	—
Appropriation of reserves	—	—	—	—	1.6	(1.6)	—	—	—
Statutory minimum dividend	—	—	—	—	—	(41.6)	(41.6)	—	(41.6)
Dividends	—	—	—	—	—	(61.4)	(61.4)	(5.0)	(66.4)
Total comprehensive income for the period, net of tax	—	—	—	68.3	4.2	397.3	469.8	13.9	483.7
Balance as at 31 December 2009	182.8	1,113.8	(14.9)	(309.1)	368.8	1,151.8	2,493.2	102.7	2,595.9
Shares issued to employees exercising stock options	0.1	1.4	—	—	—	—	1.5	—	1.5
Share-based compensation:
Options	—	—	—	—	1.6	—	1.6	—	1.6
Movement in treasury shares	—	—	—	—	(0.1)	—	(0.1)	—	(0.1)
Shares repurchased	—	—	(8.4)	—	—	—	(8.4)	—	(8.4)
Dividends	—	—	—	—	—	—	—	(1.5)	(1.5)
Total comprehensive income for the period, net of tax(2)	—	—	—	151.7	(0.1)	25.4	177.0	5.0	182.0
Balance as at 2 April 2010	182.9	1,115.2	(23.3)	(157.4)	370.2	1,177.2	2,664.8	106.2	2,771.0

(1)          The amount included in the exchange equalisation reserve of €145.9 million loss for the first quarter of 2009 represents the exchange loss attributed to the owners of the parent of €145.6 million plus the share of equity method investments of €0.3 million loss.

The amount charged to other reserves of €10.7 million loss for the first quarter of 2009 consists of gains on valuation of available-for-sale financial assets of €0.1 million (representing valuation gains for the period), losses on cash flow hedges of €13.5 million (of which €10.0 million represents revaluation losses for the period and €3.5 million represents revaluation gains reclassified to profit and loss for the period) and the deferred income tax credit thereof amounting to €2.7 million.

The amount of €5.9 million income included in non-controlling interests for the first quarter of 2009 represents the share of non-controlling interests in the exchange equalisation reserve of €1.3 million gain and in the retained earnings of €4.6 million income.

(2)          The amount included in the exchange equalisation reserve of €151.7 million gain for the first quarter of 2010 represents the exchange gain attributed to the owners of the parent of €150.7 million plus the share of equity method investments of €1.0 million gain.

The amount charged to other reserves of €0.1 million loss for the first quarter of 2010 consists of losses on valuation of available-for-sale financial assets of €0.2 million (representing valuation losses for the period), cash flow hedges movement of nil (of which €1.4 million represents revaluation losses for the period and €1.4 million represents revaluation losses reclassified to profit and loss for the period) and the deferred income tax credit thereof amounting to €0.1 million.

The amount of €5.0 million income included in non-controlling interests for the first quarter of 2010 represents the share of non-controlling interests in the exchange equalisation reserve of €2.8 million gain and in the retained earnings of €2.2 million income.

The notes on pages 16 to 22 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Condensed consolidated interim cash flow statement (unaudited)

	Note	Three months to 2 April 2010 € million	Three months to 3 April 2009 € million
Operating activities
Profit after tax		27.6	6.5
Finance costs, net	7	17.0	25.3
Share of results of equity method investments		(0.2)	0.7
Tax charged to the income statement		7.5	4.3
Depreciation of property, plant and equipment	4	90.3	90.9
Employee share options		1.5	1.8
Amortisation and adjustments to intangible assets	4	0.9	1.3
		144.6	130.8

Losses on disposal of non-current assets		1.2	2.6
Increase in inventories		(64.8)	(52.3)
(Increase) / decrease in trade and other receivables		(1.1)	94.0
Increase / (decrease) in trade and other payables		81.3	(26.2)
Tax paid		(29.5)	(10.3)
Net cash from operating activities		131.7	138.6

Investing activities
Payments for purchases of property, plant and equipment		(52.6)	(108.2)
Payments for purchases of intangible assets		—	(0.5)
Proceeds from sales of property, plant and equipment		3.8	2.6
Net receipts from investments		1.1	—
Interest received		1.3	4.9
Net receipts from acquisitions		—	8.8
Net cash used in investing activities		(46.4)	(92.4)

Financing activities
Share buy-back payments		(8.4)	—
Proceeds from shares issued to employees exercising stock options		1.5	—
Dividends paid		(3.5)	(0.3)
Net increase / (decrease) in borrowings		16.7	(443.1)
Principal repayments of finance lease obligations		(18.4)	(24.2)
Interest paid		(24.0)	(29.3)
Net cash used in financing activities		(36.1)	(496.9)

Increase / (decrease) in cash and cash equivalents		49.2	(450.7)

Movement in cash and cash equivalents
Cash and cash equivalents at 1 January		232.0	724.6
Increase / (decrease) in cash and cash equivalents		49.2	(450.7)
Effect of changes in exchange rates		3.3	(4.0)
Cash and cash equivalents at the end of the period		284.5	269.9

The notes on pages 16 to 22 are an integral part and should be read in conjunction with these condensed consolidated interim financial statements.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

1.                          Accounting policies

The accounting policies used in the preparation of the condensed consolidated interim financial statements of Coca-Cola Hellenic Bottling Company S.A. (‘Coca-Cola Hellenic’ or the ‘Group’) are consistent with those used in the annual financial statements for the year ended 31 December 2009, except for the following new or revised accounting standards and interpretations that have been implemented in 2010: International Financial Reporting Standard (‘IFRS’) 3, Business Combinations; IFRS 8, Operating Segments; International Accounting Standard (‘IAS’) 27, Consolidated and Separate Financial Statements; IAS 36, Impairment of Assets; IAS 38, Intangible Assets and International Financial Reporting Interpretations Committee (‘IFRIC’) Interpretation 17, Distribution of Non-cash Assets to Owners. None of these new or revised accounting standards and interpretations had a material impact on the current or prior periods.

Operating results for the first quarter of 2010 are not indicative of the results that may be expected for the year ended 31 December 2010 because of business seasonality. Business seasonality results from higher unit sales of the Group’s products in the warmer months of the year. The Group’s methods of accounting for fixed costs such as depreciation and interest expense are not significantly affected by business seasonality.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’) applicable to Interim Financial Reporting (‘IAS 34’). IFRS as adopted by the EU differs in certain respects from IFRS as issued by the IASB. However, the differences have no impact on the Group’s condensed consolidated financial statements for the periods presented. These condensed consolidated financial statements should be read in conjunction with the 2009 annual financial statements, which include a full description of the Group’s accounting policies.

Certain comparative figures have been reclassified to conform to the current period presentation.

2.                          Exchange rates

The Group’s reporting currency is the euro (€). Coca-Cola Hellenic translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average for the period ended		Closing as at
	2 April 2010	3 April 2009	2 April 2010	31 December 2009
US dollar	1.37	1.31	1.35	1.44
UK sterling	0.88	0.91	0.90	0.90
Polish zloty	3.99	4.54	3.88	4.15
Nigerian naira	203.53	193.21	200.49	213.71
Hungarian forint	269.54	296.80	265.53	272.70
Swiss franc	1.46	1.50	1.43	1.49
Russian rouble	40.90	45.18	39.75	43.33
Romanian leu	4.11	4.24	4.07	4.21
Ukrainian hryvnia	10.93	10.08	10.68	11.47

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.                          Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 28 countries and its financial results are reported in the following three reportable segments:

Established:	Austria, Cyprus, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing:	Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging:	Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Montenegro, Nigeria, Romania, Russia, Serbia and Ukraine.

Information on the Group’s segments is as follows:

	Three months ended
	2 April 2010	3 April 2009
Volume in unit cases (million)
Established	155.4	164.3
Developing	79.8	78.6
Emerging	195.9	197.9
Total volume	431.1	440.8
Net sales revenue (€ million)
Established	624.2	653.6
Developing	230.6	225.3
Emerging	522.2	495.4
Total net sales revenue	1,377.0	1,374.3
Adjusted EBITDA (€ million)
Established	74.1	67.6
Developing	18.9	9.6
Emerging	51.6	53.6
Total Adjusted EBITDA	144.6	130.8
EBIT (€ million)
Established	43.4	36.3
Developing	0.9	(8.0)
Emerging	7.6	8.5
Total EBIT	51.9	36.8
Reconciling items (€ million)
Finance costs, net	(17.0)	(25.3)
Share of results of equity method investments	0.2	(0.7)
Tax	(7.5)	(4.3)
Non-controlling interests	(2.2)	(4.6)
Profit after tax attributable to owners of the parent	25.4	1.9

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

3.         Segmental analysis (continued)

	As at
	2 April 2010	31 December 2009
Total assets (€ million)
Established	3,554.0	3,512.1
Developing	1,110.6	1,059.1
Emerging	2,532.5	2,421.2
Corporate / inter-segment receivables	(107.7)	(195.6)
Total assets	7,089.4	6,796.8

4.                          Tangible and intangible assets

	Property, plant and equipment € million	Intangible assets € million
Opening net book value as at 1 January 2010	2,961.3	1,874.1
Additions	55.9	—
Disposals	(5.3)	—
Depreciation / amortisation	(90.3)	(0.9)
Foreign exchange differences	113.3	32.2
Closing net book value as at 2 April 2010	3,034.9	1,905.4

5.                          Net debt

	As at
	2 April 2010 € million	31 December 2009 € million
Long-term borrowings	2,137.8	2,100.6
Short-term borrowings	320.9	307.0
Cash and cash equivalents	(284.5)	(232.0)
Net debt	2,174.2	2,175.6

The Group’s net debt position was stable compared to 31 December 2009. Long-term and short-term borrowings increased by a combined total of €51.1 million, largely due to the currency translation impact of US dollar borrowings, while at the same time the Group’s cash position increased by €52.5 million mainly due to positive cash flow from operating activities during the period.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

6.                          Restructuring costs and other items

Restructuring costs during the first quarter of 2009 amounted to €9.6 million before tax, of which €7.0 million, €0.8 million and €1.8 million related to the Group’s established, developing and emerging markets, respectively.

On 19 December 2008, it was announced that a production plant in Benin City, Nigeria, which was owned by the Nigerian Bottling Company plc in which the Group has a 66% interest, had been substantially damaged by fire. During the first quarter of 2009, €5.2 million was received as an interim payment from the Group’s insurers. During the full year of 2009, a total of €32.8 million was received. There were no such amounts received in the first quarter of 2010.

7.                          Finance costs, net

	Three months ended
	2 April 2010 € million	3 April 2009 € million
Interest expense	18.6	27.0
Net foreign exchange (gains) / losses	(0.3)	2.4
Interest income	(1.3)	(4.1)
Finance costs, net	17.0	25.3

8.                          Tax

The Group’s effective tax rate can differ from the Greek statutory tax rate (24% for 2010) as a consequence of a number of factors, the most significant of which are: non-deductibility of certain expenses, non-taxable income and other one off tax items. This is mainly because the statutory tax rates of the countries in which the Group operates range from 0%-31% and thus differ significantly from the Greek statutory tax rate.

A new tax law was introduced in Greece and enacted on 23 April 2010. The Group is currently assessing the impact of the new tax law on its effective tax rate for 2010.

9.                          Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to the owners of the parent by the weighted average number of shares in issue during the period (first quarter of 2010: 364,323,930; first quarter of 2009: 365,402,097). Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares arising from exercising employee stock options.

10.                   Share capital

During 2009, the Board of Directors resolved to increase Coca-Cola Hellenic’s share capital by issuing 5,751 and 131,227 new ordinary shares on 28 August and 23 November 2009 respectively, following the exercise of stock options by option holders pursuant to the Coca-Cola Hellenic stock option plan. Total proceeds from the issue of the shares were €1.8 million.

During the first quarter of 2010, the Board of Directors resolved to increase Coca-Cola Hellenic’s share capital by issuing 163,354 new ordinary shares on 26 February 2010, following the exercise of stock options by option holders pursuant to the Coca-Cola Hellenic stock option plan. Total proceeds from the issue of the shares were €1.5 million.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

10.      Share capital (continued)

After the above changes, the share capital amounts to €182.9 million and is comprised of 365,702,429 shares with a nominal value of €0.50 each.

Recapitalisation (Capital return)

On 18 September 2009, Coca-Cola Hellenic announced proposals for a recapitalisation, which resulted in a capital return of approximately €548.1 million to its shareholders, i.e. €1.50 per share. At an Extraordinary General Meeting held on 16 October 2009, shareholders approved an increase of Coca-Cola Hellenic’s share capital by €548.1 million, through the capitalization of share premium and an increase in the nominal value of each share by €1.50 per share. As a result, the nominal value of each share was increased from €0.50 to €2.00.

At the same Extraordinary General Meeting, the shareholders also approved the decrease of Coca-Cola Hellenic’s share capital by €548.1 million, through a reduction of the nominal value of the shares by €1.50 per share. As a result, the nominal value of the shares was decreased from €2.00 to €0.50 per share, and an equal amount of capital was returned to the shareholders in cash. Following shareholder and regulatory approval, Coca-Cola Hellenic realised the capital return on 2 December 2009. The capital return was financed through a combination of accumulated cash and new debt.

Share buy-back programme

On 30 April 2009, the Board of Directors of Coca-Cola Hellenic Bottling Company S.A. resolved to buy-back a maximum of 5% of its paid-in share capital during the period that is 24 months from the date of the Extraordinary General Meeting of 27 April 2009 which approved a share buy-back programme pursuant to Article 16 of Codified Law 2190/1920 (i.e. until 26 April 2011). Based on the Coca-Cola Hellenic’s capitalisation at that time, the maximum amount that may be bought back pursuant to the programme is 18,270,104 shares. Purchases under the programme are subject to a minimum purchase price of €1.00 per share and a maximum purchase price of €20.00 per share.

Applicable law does not require any actual use of such approved share buy-back programmes. Coca-Cola Hellenic may therefore, at its sole discretion, decide not to buy back any shares or to buy fewer shares than the maximum permissible number approved under the programme. The purchase of shares pursuant to the share buy-back programme is dependent upon a number of factors including, without limitation, the relative attractiveness of alternative investment opportunities and the availability of funds. As at 2 April 2010, 1,565,760 shares had been purchased pursuant to the share buy-back programme for a total value of €25.0 million, bringing the shares in circulation to 364,136,669. No further shares were purchased up to 29 April 2010.

11.                   Dividends

The Board of Directors proposed a dividend of €0.30 per share (totalling €109.7 million, based on the number of shares outstanding as at 31 December 2009) for the year ended 31 December 2009. The proposed dividend will be submitted for formal approval at the Annual General Meeting to be held on 21 June 2010.

Under Greek corporate legislation, companies are required to declare dividends annually of at least 35% of unconsolidated adjusted after-tax IFRS profits. The statutory minimum dividend recognised for 2009 amounted to €41.6 million and was recorded as part of ‘other current liabilities’ in the consolidated balance sheet. The remaining estimated dividend of €68.1 million will be recorded in shareholders’ equity, as an appropriation of retained earnings, upon approval at the Annual General Meeting to be held on 21 June 2010.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

12.                   Contingencies

There have been no significant changes in contingencies since 31 December 2009 (as described in the 2009 Annual Report available on the Coca-Cola Hellenic’s web site: www.coca-colahellenic.com).

13.                   Employee numbers

The average number of full-time equivalent employees in the first quarter of 2010 was 42,164 (45,027 for the first quarter of 2009).

14.                     Related party transactions

a) The Coca-Cola Company

As at 2 April 2010, The Coca-Cola Company and its subsidiaries (collectively, ‘TCCC’) indirectly owned 23.3% (2009: 23.3%) of the issued share capital of Coca-Cola Hellenic.

Total purchases of concentrate, finished products and other materials from TCCC during the first quarter amounted to €297.7 million (€297.9 million in the prior-year period) and total net contributions received from TCCC for marketing and promotional incentives during the same period amounted to €7.9 million (€10.9 million in the prior-year period). In the first quarter of 2010, the Group did not record any gain or loss from sales of items of property, plant and equipment to TCCC (€0.2 million gain in the prior-year period). During the first quarter of 2010, the Group sold €8.2 million of finished goods and raw materials to TCCC (€5.0 million in the prior-year period). During the first quarter of 2010, other income from TCCC was €6.4 million (€2.0 million in the prior-year period) and there were no other expenses incurred (€1.1 million in the prior-year period).

As at 2 April 2010, the Group had a total amount of €56.8 million (€64.2 million as at 31 December 2009) due from TCCC, and had a total amount of €153.7 million (€125.1 million as at 31 December 2009) due to TCCC.

b) Frigoglass S.A. (‘Frigoglass’)

Frigoglass, a company listed on the Athens Stock Exchange, is a manufacturer of coolers, glass bottles and crowns. Frigoglass is related to Coca-Cola Hellenic by way of 44% ownership by the parent of Kar-Tess Holding S.A. Frigoglass has a controlling interest in Frigoglass Industries Limited, a company in which Coca-Cola Hellenic has a 16% effective interest, through its investment in Nigerian Bottling Company plc.

During the first quarter of 2010, the Group made purchases of €19.4 million (€14.1 million in the prior-year period) of coolers, raw materials and containers from Frigoglass and its subsidiaries and incurred maintenance and other expenses of €1.2 million (€1.2 million in the prior-year period). Other income from Frigoglass during the first quarter of 2010 was €0.1 million (nil in the prior-year period). As at 2 April 2010, Coca-Cola Hellenic owed €11.8 million (€3.6 million as at 31 December 2009) to, and was owed €0.6 million (€4.7 million as at 31 December 2009) by Frigoglass.

Selected explanatory notes to the condensed consolidated interim financial statements (unaudited)

14.          Related party transactions (continued)

c) Other related parties

During the first quarter of 2010, the Group purchased €18.8 million of raw materials and finished goods (€22.2 million in the prior-year period) and made no purchases of fixed assets from other related parties (€0.4 million in the prior-year period). Furthermore, during the first quarter of 2010, the Group incurred other expenses of €0.7 million (€1.8 million in the prior-year period) and recorded income of €0.3 from other related parties (€0.3 million in the prior-year period). As at 2 April 2010, the Group owed €15.4 million (€4.5 million as at 31 December 2009) to, and was owed €1.6 million (€1.8 million as at 31 December 2009) by other related parties.

There were no transactions between Coca-Cola Hellenic and its directors and senior management except for remuneration for the period ended 2 April 2010.

There were no other significant transactions with related parties for the period ended 2 April 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel, Director of Strategic
Development & Company Secretary

Date: May 4, 2010